FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	March	2011
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	Best Buy Begins Accepting Orders For BlackBerry PlayBook Today	3
2.	RIM Announces Retail Channels for BlackBerry PlayBook	3

Document 1

March 22, 2011
FOR IMMEDIATE RELEASE

Best Buy Begins Accepting Orders For BlackBerry PlayBook Today

Minneapolis, MN and Waterloo, ON – March 22, 2011 – Customers eagerly awaiting the BlackBerry® PlayBook™ tablet can begin placing their orders today. Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) and Best Buy (NYSE: BBY), a preferred retailer for the BlackBerry PlayBook, today announced the pricing and launch date for the highly anticipated tablet in the U.S. and Canada.

The BlackBerry PlayBook with Wi-Fi will come in three models, featuring 16GB, 32GB or 64GB of storage at $499, $599 and $699 respectively.  It is scheduled to be available from all Best Buy stores and Best Buy Mobile stores in the US, as well as Best Buy and Future Shop* stores in Canada, on April 19. Customers in the US and Canada can place their orders beginning today by visiting their local Best Buy, Best Buy Mobile or Future Shop store or by ordering on-line (after 8am ET) at:

U.S. – www.bestbuy.com/playbook

Canada - www.bestbuy.ca/blackberry  or www.futureshop.ca/blackberry

"Previews of the BlackBerry PlayBook have generated tremendous excitement and we know that customers are eager to get their hands on one," said Craig McLennan, Regional Managing Director, North America, Research In Motion. "We share that excitement and we are very pleased to announce that customers can begin placing their orders with Best Buy today."

“Tablets are becoming a bigger part of our business everyday and the launch of the BlackBerry PlayBook will heighten the level of excitement in this category,” said Scott Anderson, head of merchandising for Best Buy Mobile. “RIM has a tremendous history of producing great mobility products for our customers and we are excited to help launch the BlackBerry PlayBook.”

BlackBerry PlayBook is the world’s first professional-grade tablet. It features an ultra-portable design and delivers industry leading performance, uncompromised web browsing with support for Adobe® Flash® Player 10.1, true multitasking, HD multimedia, advanced security features, out-of-the-box enterprise support and a robust development environment.

BlackBerry PlayBook specifications:

•	7" 1024x600 WSVGA capacitive LCD touch screen

•	Ultra-portable at less than a pound and less than one-half inch thick: 0.9 lbs (425g) and 5.1” x 7.6” x 0.4” (130mm x 194mm x 10mm)

•	1 GHz dual-core processor

•	BlackBerry® Tablet OS with support for symmetric multiprocessing

•	MP3, AAC and WMA audio playback

•	Support for high resolution video playback (H.264, MPEG4, WMV)

•	1080p HDMI output

•	Dual 1080p HD cameras for video conferencing and video capture (3MP front and 5MP rear)

•	1 GB RAM memory

•	Up to 64 GB internal storage (16, 32 and 64 GB models)

•	GPS, Orientation Sensor (Accelerometer), 6-Axis Motion Sensor (Gyroscope), Digital Compass (Magnetometer)

•	Stereo speakers and stereo microphones

•	Wi-Fi® (802.11 a/b/g/n) connectivity

•	Bluetooth® 2.1+EDR support

For more information about the BlackBerry PlayBook tablet, please visit www.blackberry.com/playbook.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About Best Buy Mobile
Best Buy Mobile was founded in 2006 with a goal of changing the way consumers shop for and purchase mobile phones in America. Today, Best Buy Mobile is in every Best Buy store and also has 178 Best Buy Mobile specialty stores around the country. Best Mobile features one of the largest selections of carriers, handsets and accessories available anywhere. Employees undergo at least 80 hours of intensive training, as well as continuing education on mobile phone technology and trends to help customers get the most of their mobile phones. For more information about Best Buy Mobile, visit www.bestbuy.com/mobile or www.bestbuymobile.com.

About Best Buy Co., Inc.
With operations in the United States, Canada, Europe, China, Mexico and Turkey, Best Buy is a multinational retailer of technology and entertainment products and services with a commitment to growth and innovation. The Best Buy family of brands and partnerships collectively generates more than $49 billion in annual revenue and includes brands such as Best Buy; Best Buy Mobile; Audiovisions; The Carphone Warehouse; Future Shop; Geek Squad, Jiangsu Five Star; Magnolia Audio Video; Napster; Pacific Sales; and The Phone House. Approximately 180,000 employees apply their talents to help bring the benefits of these brands to life for customers through retail locations, multiple call centers and Web sites, in-home solutions, product delivery and activities in our communities. Community partnership is central to the way Best Buy does business. In fiscal 2010, Best Buy donated a combined $25.2 million to improve the vitality of the communities where their employees and customers live and work. For more information about Best Buy, visit www.bestbuy.com.

###

* Future Shop stores operate as a division of Best Buy Canada Ltd., a wholly-owned subsidiary of Best Buy Co., Inc.

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Jeff Haydock
Best Buy
jeff.haydock@bestbuy.com
612-291-6164

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Document 2

March 22, 2011

FOR IMMEDIATE RELEASE

RIM Announces Retail Channels for BlackBerry PlayBook

BlackBerry PlayBook to be available in over 20,000 Retail Outlets in the U.S. and Canada

Waterloo, ON - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced plans to make the highly-anticipated BlackBerry® PlayBook™ tablet available in more than 20,000 retail outlets in the U.S. and Canada.

“The BlackBerry PlayBook is an amazing tablet that is already being widely praised as a multi-tasking powerhouse with an uncompromised web experience and an ultra-portable design,” said Mike Lazaridis, President & Co-CEO, Research In Motion. “Given the high level of customer interest in the BlackBerry PlayBook, we are particularly pleased to be working with such an amazing lineup of retail partners.”

The BlackBerry PlayBook delivers professional-grade, consumer-friendly experiences that redefine the possibilities of mobile computing. This ultra-portable tablet looks and feels great, measuring less than half an inch thick and weighing less than a pound. It features a vivid 7-inch high-resolution display that is highly-responsive with a fluid touch screen experience. It also offers industry leading performance, uncompromised web browsing with support for Adobe® Flash® Player 10.1, true multitasking, HD multimedia, advanced security features, out-of-the-box enterprise support and a robust development environment.

The BlackBerry PlayBook with Wi-Fi will be available in three models and will feature a Manufacturer’s Suggested Retail Price (MSRP) starting at $499 in the United States and Canada. The lineup of retailers and wireless carriers currently expected to carry the BlackBerry PlayBook in the United States and Canada includes the following companies*:

United States

•	AT&T
•	Best Buy
•	Cbeyond
•	Cellular South
•	Cincinnati Bell
•	Office Depot
•	RadioShack
•	ShopBlackBerry.com
•	Staples
•	Sprint
•	Verizon
•	BlackBerry from Wireless Giant

Canada

•	Bell
•	Best Buy
•	Chapters / Indigo
•	Costco
•	Future Shop
•	Mobilicity
•	MTS Allstream
•	Rogers
•	Sasktel
•	Sears
•	ShopBlackBerry.com
•	Staples
•	Telus
•	Tbooth Wireless
•	The Source
•	Videotron
•	Walmart
•	WIND Mobile

•	WIRELESS etc.

•	WIRELESSWAVE

BlackBerry PlayBook Specifications

•	7" 1024x600 WSVGA capacitive LCD touch screen
•	Ultra-portable at less than a pound and less than one-half inch thick: 0.9 lbs (425g) and 5.1” x 7.6” x 0.4” (130mm x 194mm x 10mm)

•	1 GHz dual-core processor

•	BlackBerry® Tablet OS with support for symmetric multiprocessing

•	MP3, AAC and WMA audio playback

•	Support for high resolution video playback (H.264, MPEG4, WMV)

•	1080p HDMI output

•	Dual 1080p HD cameras for video conferencing and video capture (3MP front and 5MP rear)

•	1 GB RAM memory

•	Up to 64 GB internal storage (16, 32 and 64 GB models)

•	GPS, Orientation Sensor (Accelerometer), 6-Axis Motion Sensor (Gyroscope), Digital Compass (Magnetometer)

•	Stereo speakers and stereo microphones

•	Wi-Fi® (802.11 a/b/g/n) connectivity

•	Bluetooth® 2.1+EDR support

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

* Check with each retailer to confirm pricing and availability.

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	March 22, 2011	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Senior Vice President, Investor Relations